FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2014

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

ASTRAZENECA AND BRISTOL-MYERS SQUIBB ANNOUNCE
US FDA APPROVAL OF FARXIGA™ (DAPAGLIFLOZIN)

AstraZeneca and Bristol-Myers Squibb Company today announced the US Food and Drug Administration (FDA) approved FARXIGA™ (dapagliflozin).

See http://packageinserts.bms.com/pi/pi_farxiga.pdf for US Full Prescribing Information for FARXIGA.

The companies will provide additional details regarding the approval in a press release to follow.

About the AstraZeneca/Bristol-Myers Squibb Diabetes Alliance
Dedicated to addressing the global burden of diabetes by advancing individualised patient care, AstraZeneca and Bristol-Myers Squibb are working in collaboration to develop and commercialise a versatile portfolio of innovative treatment options for diabetes and related metabolic disorders that aim to provide treatment effects beyond glucose control. Find out more about the Alliance and our commitment to meeting the needs of health care professionals and people with diabetes at www.astrazeneca.com or www.bms.com.

On 19 December 2013 AstraZeneca and Bristol-Myers Squibb announced an agreement under which AstraZeneca will acquire the entirety of Bristol-Myers Squibb's interests in the companies' diabetes alliance to consolidate worldwide ownership of the diabetes business within AstraZeneca.  The closing of the transactions contemplated by the agreement is subject to customary terms and conditions, and is expected to occur during the first quarter of 2014.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com.

About Bristol-Myers Squibb
Bristol-Myers Squibb is a global biopharmaceutical company whose mission is to discover, develop and deliver innovative medicines that help patients prevail over serious diseases. For more information about Bristol-Myers Squibb, visit www.bms.com or follow us on Twitter at http://twitter.com/bmsnews.

CONTACTS

Media Enquiries
Esra Erkal-Paler                           +44 20 7604 8030 (UK/Global)
Vanessa Rhodes                         +44 20 7604 8037 (UK/Global)
Ayesha Bharmal                          +44 20 7604 8034 (UK/Global)
Michele Meixell                            +1 302 885 2677 (US)
Jacob Lund                                   +46 8 553 260 20  (Sweden)

Investor Enquiries
Karl Hård                                     +44 20 7604 8123 mob: +44 7789 654364
Colleen Proctor                           + 1 302 886 1842     mob:  +1 302 357 4882
Anthony Brown                         +44 20 7604 8067    mob: +44 7585 404943
Jens Lindberg                             +44 20 7604 8414    mob: +44 7557 319729

9 January 2014

-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 09 January 2014	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary